MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands of dollars)

Earnings Available for Fixed Charges:
Net Income (a)	$233,102	$176,545	$185,577	$171,236	$150,337
Income Taxes	93,132	70,664	64,422	74,235	70,067
	326,234	247,209	249,999	245,471	220,404
Rents (b)	21,656	17,974	15,632	13,240	11,693
Interest (c)	88,045	104,292	94,613	92,255	83,649
Total Earnings Available for Fixed Charges	$435,935	$369,475	$360,244	$350,966	$315,746
Preferred Dividend Requirements	$685	$685	$685	$685	$685
Ratio of Income Before Income Taxes to Net Income	140%	140%	135%	143%	147%
Preferred Dividend Factor on Pretax Basis	959	959	925	980	1,007
Fixed Charges (d)	109,636	117,609	111,739	103,910	98,362
Combined Fixed Charges and Preferred Stock Dividends	$110,595	$118,568	$112,664	$104,890	$99,369
Ratio of Earnings to Fixed Charges	4.0x	3.1x	3.2x	3.4x	3.2x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.9x	3.1x	3.2x	3.3x	3.2x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).